SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VINCE HOLDING CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

92719W207

(CUSIP Number of Class of Securities)

David Stefko

Executive Vice President, Chief Financial Officer

Vince Holding Corp.

500 Fifth Avenue, 20th Floor

New York, NY 10110

(212) 515 2600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Gerald T. Nowak, Esq.

Bradley Reed, Esq.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

(312) 862 2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$506,388	$63.00

*	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Issuer common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 151,704 shares of Issuer common stock and have an aggregate value of $506,388 calculated based on a Black-Scholes option pricing model derived from a price per share of Issuer common stock of $8.89, the closing price of the Issuer’s common stock as reported on the New York Stock Exchange on April 24, 2018.
**	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $63.00	Filing Party: Vince Holding Corp.
Form or Registration No.: 005-87993	Date Filed: April 26, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange (the “SEC”) on April 26, 2018 (the “Schedule TO”) relating to an offer (the “Offer”) by Vince Holding Corp. (the “Company”) to certain of its U.S. employees and executive officers to exchange certain outstanding options (“Eligible Options”) to purchase shares of its common stock granted under the Company’s Amended and Restated 2013 Omnibus Incentive Plan ( the “2013 Plan”), for new, replacement restricted stock units (“Replacement RSUs”) to be granted under the 2013 Plan (the “Option Exchange”) at an exchange ratio of 1-to-1.7857.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the exhibits filed therewith. All terms used herein have the same meaning as in the in the Offer to Exchange Certain Outstanding Options for Replacement Options, dated April 26, 2018 (the “Offer to Exchange”), filed with the SEC as Exhibit (a)(1)(A) to the Schedule TO.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

“The Offer expired at 11:59 p.m. Eastern Time on May 24, 2018. At that time, the Company cancelled all exchanged Eligible Options and granted the Replacement RSUs on May 25, 2018. The results of the Option Exchange were as follows:

Number of Participants (as of the Offer Expiration Date)	% of Eligible Participants	Shares Subject to Eligible Options Exchanged	% of Total Shares Subject to Eligible Options Exchanged	Shares Subject to Replacement RSUs Granted
59	90.8%	149,819	99.1%	267,538

The vesting terms of the Replacement RSUs are described in detail in the Offer to Exchange.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2018	VINCE HOLDING CORP.

	By:	/s/ Brendan Hoffman
Name: Brendan Hoffman
Title: Chief Executive Officer